Exhibit 10.22

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is made as of May 27, 2003, by and among Romacorp, Inc. (the "Company"), and David Head ("Executive"). Certain definitions are set forth in Section 10 of this Agreement.

The Company and Executive desire to enter into an agreement setting forth (i) the terms and conditions of Executive's employment with the Company, and (ii) the obligation of Executive to refrain from competing with the Company and its Affiliates under certain circumstances as provided herein.

The parties hereto agree as follows:

1.   Employment.   The Company shall employ Executive, and Executive hereby accepts employment with the Company, upon the terms and conditions set forth in this Agreement for the period beginning on the Start Date and ending as provided in Section 4 hereof (the "Employment Period").

2.   Position and Duties.

(a)   During the Employment Period, Executive shall serve as the Chief Executive Officer of the Company and shall have the normal duties, responsibilities and authority of the Chief Executive Officer, subject to the power of the Board to expand or limit such duties, responsibilities and authority.

(b)   Executive shall report to the Board, and Executive shall devote Executive's best efforts and substantially all of Executive's business time and attention (except for permitted vacation periods, reasonable periods of illness or other incapacity), to the business and affairs of the Company and its Subsidiaries.   Executive shall perform Executive's duties and responsibilities to the best of Executive's abilities in a diligent, trustworthy, businesslike and efficient manner.

(c)   Executive shall also serve on the Board during Executive's employment with the Company, provided that Executive agrees to resign from the Board at any time Executive's employment with the Company terminates.   During the time Executive serves on the Board, Executive shall have the right to propose an individual to serve as an additional Board member. Within 30 days of Executive's proposal (or if later at the Board's next regularly scheduled meeting after such proposal is made), the Board shall in good faith consider and vote upon whether to appoint such individual to the Board; provided that the Board is under no obligation to vote in favor of such appointment.

3.   Base Salary; Benefits and Bonuses.

(a)   During the Employment Period, Executive's base salary shall be no less than $350,000 per annum, subject to an annual cost of living increase and an annual merit increase, in each case at the sole discretion of the Board (the "Base Salary"), which salary shall be payable in regular installments in accordance with the Company's general payroll practices and shall be subject to customary withholding. In addition, during the Employment Period, Executive (i) shall be entitled to participate in all of the Company's employee benefit programs for which senior executive employees of the Company and its Subsidiaries are generally eligible, (ii) shall be eligible for 4 weeks paid vacation during each year of employment with the Company, (iii) the Company shall provide Executive with a car allowance of $750 per month (plus reasonable out-of-pocket expenses); provided that, other than reasonable car rental expenses in markets outside Dallas, Texas and Florida, there shall be no other vehicle allowance or reimbursement, and (iv) Executive shall be permitted the use of a Company laptop computer.

(b)   The Company shall reimburse Executive for all reasonable expenses incurred by Executive in the course of performing Executive's duties under this Agreement (including expenses related to travel for Company business, cell phone usage and home office phone and fax lines) which are consistent with the Company's policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company's requirements with respect to reporting and documentation of such expenses. Notwithstanding the foregoing sentence, during the first six months of the Term, the Company shall reimburse Executive for Executive's reasonable out-of-pocket expenses for (i) housing while in Dallas, Texas on Company Business, and (ii) Company business related travel (including commuting) between Florida and Texas. At the end of such six month period the Board and Executive shall reasonably agree on the amounts for which the Company shall reimburse Executive with respect to the expenses described in the preceding sentence during the remainder of the Term.

(c)   In addition to the Base Salary, Executive shall be eligible to be paid an annual bonus for each fiscal year during the Term (as defined below) based upon the attainment by the Company of certain performance objectives to be determined by the Board. The annual bonus shall be no less than 25% of Base Salary for a given fiscal year if the Company achieves the base targets for such fiscal year (such base targets to be set by the Board in its sole discretion). Executive will have the opportunity to increase Executive's annual bonus by achieving stretch targets beyond the base targets (such stretch targets to be set by the Board in its sole discretion). Such annual bonus shall be payable within 60 days of the end of the applicable fiscal year of the Company.   Notwithstanding anything herein to the contrary, in the event Executive's employment with the Company terminates during the first 12 months following the Start Date, Executive shall not be eligible for an annual bonus under this clause (c).

(d)   Notwithstanding clause (c) above but not in addition to any annual bonus described above, it is understood that Executive shall receive a minimum of $50,000 in aggregate bonus with respect to the first 12 months Executive is employed by the Company; provided that in the event Executive's employment with the Company terminates during such 12 month period, such bonus (as prorated as described below) shall be paid within 30 days of such termination.

(e)   Any bonus payable hereunder shall be prorated in the event Executive's employment with the Company terminates during the applicable fiscal year or 12 month period, as the case may be, based on the number of days during such applicable period on which Executive was employed by the Company; provided that the payment of an annual bonus described in clause (c) above shall be subject to the Company achieving the applicable targets for the applicable fiscal year and the Company having achieved at least a pro rata portion of such targets as of the date Executive's employment terminates; provided that whether or not any bonus described in clauses (c) or (d) above is payable shall be subject to Section 4 below. All bonuses shall be subject to customary withholding.

4.   Term; Termination.

(a)   The Employment Period shall end on the third anniversary of the Start Date; provided that (i) the Employment Period shall terminate immediately upon Executive's death, resignation or Disability; (ii) the Employment Period may be terminated by the Company at any time prior to such date for Cause or without Cause; and (iii) the Employment Period may be terminated by Executive at any time for any reason (a "Voluntary Termination"); provided that if Executive terminates the Employment Period within 21 days after the day on which Executive first has actual knowledge of the occurrence of the action, event or circumstance constituting a Good Reason Event, such termination shall be deemed to be a termination by the Company without Cause rather than a Voluntary Termination.

(b)   Upon a termination of the Employment Period other than a termination by the Company without Cause prior to the day after the third anniversary of the Start Date (the 3 year period from the Start Date through the third anniversary of the Start Date, the "Term"), all future compensation or bonuses to which Executive would otherwise be entitled (including bonuses described in Section 3) and all future benefits for which Executive would otherwise be eligible shall cease and terminate as of the date of such termination; provided, however, that Executive shall receive any salary earned through the date of termination, payable pursuant to the Company's general payroll practices and subject to customary withholding.

(c)   Notwithstanding clause (b) above, if the Company provides Executive with written notice of its intent not to renew Executive's employment after the Term and such notice is delivered at least 6 months prior to the expiration of the Term (such notice, a "Non-Renewal Notice"), upon the termination of Executive's employment with the Company upon the natural expiration of the Term, Executive shall be entitled, in consideration of Executive's continuing obligations hereunder after such termination (including, without limitation, Executive's non-competition obligations), to receive (i) Executive's Base Salary, payable pursuant to the Company's regular payroll policies, for the 6 months following the Term, (ii) any bonus payable as described in Section 3 above, (iii) reimbursement for 50% of Executive's COBRA payments for the 6 months following the Term, upon written notice by Executive to the Company evidencing such payments by Executive, and (iv) any payments due Executive pursuant to Section 5 hereof.

(d)   Upon a termination of Executive's employment prior to the day after the end of the Term by the Company without Cause (provided that a termination in conjunction with the natural expiration of the Term, if the Company did not provide Executive with a timely Non-Renewal Notice, shall be deemed a termination by the Company without Cause on the last day of the Term), the Executive shall be entitled, in consideration of Executive's continuing obligations hereunder after such termination (including, without limitation, Executive's non-competition obligations), to receive (i) Executive's Base Salary, payable pursuant to the Company's regular payroll policies, for the 12 months following termination, (ii) any bonus payable as described in Section 3 above, (iii) reimbursement for 50% of Executive's COBRA payments for the 12 months following termination, upon written notice by Executive to the Company evidencing such payments by Executive, and (iv) any payments due Executive pursuant to Section 5 hereof.

(e)   All payments to Executive under this Section 4 (including a bonus described in Section 3) are subject to Executive's execution and delivery to the Company of a release, in form

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reasonably satisfactory to the Company, releasing Sentinel, the Company and their Affiliates from all claims and liabilities.

(f)   In any instance where the Company is obligated to pay continuing compensation after termination of the Executive's employment, Executive shall be required to use Executive's best efforts to obtain, as expeditiously as possible, employment with a base salary comparable to the Base Salary. If Executive obtains any employment or consulting work during the severance period, the severance described herein shall be reduced by any amounts received pursuant thereto during the remainder of the severance period.

5.   Equity Participation. Notwithstanding the termination or expiration of this Agreement or of Executive's employment with the Company, upon the first Sale of the Company after the Start Date, Executive shall be entitled to be paid an amount equal to the product of the Vesting Percentage multiplied by the sum of (i) 5.75% of the Level 1 Proceeds, if any, of such Sale of the Company, plus (ii) 9.0% of the Level 2 Proceeds, if any, of such Sale of the Company, plus (iii) 11.5% of the Level 3 Proceeds, if any, of such Sale of the Company; provided that if Executive's employment with the Company terminates prior to the consummation of such Sale of the Company, the Company shall be entitled to satisfy its obligations under this Section 5 by paying Executive (the "Equity Satisfaction Payment"), within 60 days of the date on which Executive's employment with the Company terminates, the amount Executive would be entitled to pursuant to this Section 5 as if a Sale of the Company (of the type described in clause (ii) of the definition of Sale of the Company) was consummated as of the day Executive's employment with the Company terminates, such payment to be made in the form of (a) a cashiers or certified check, or (b) a note, payable in three equal annual installments beginning on the first anniversary of the day Executive's employment with the Company terminates, bearing interest (payable quarterly) at a rate per annum equal to 10% (which note will also become due upon the consummation of a Sale of the Company). Notwithstanding the foregoing, if the Company makes the Equity Satisfaction Payment and a Sale of the Company is consummated within 9 months of a termination of Executive's employment by the Company without Cause, Executive shall be entitled to be paid any additional amount (in excess of the Equity Satisfaction Payment) that Executive would have been entitled to pursuant to this Section 5 had Executive's employment with the Company continued through the consummation of such Sale of the Company (disregarding the last proviso to the definition of Net Proceeds). Within 30 days of Executive's request the Company shall provide Executive with reasonable access to such financial and other information of the Company reasonably necessary for Executive to determine whether or not the Company correctly determined the amount of any payments (or the failure to make a payment) pursuant to this Section 5. Notwithstanding anything herein to the contrary, if Executive's employment with the Company terminates prior to the consummation of the first Sale of the Company after the Start Date, and such termination is by the Company with Cause or is a Voluntary Termination, Executive shall not be entitled to any payment pursuant to this Section 5.

6.   Confidential Information.   Executive acknowledges that the information and data obtained by Executive while employed by the Company (including those obtained while employed by the Company prior to the date of this Agreement) concerning the business or affairs of the Company or any of its Affiliates which the Company treats as confidential ("Confidential Information") are the property of the Company or such Affiliate. Therefore, Executive agrees that, except as reasonably necessary to perform Executive's duties under this Agreement, Executive shall not disclose to any unauthorized person or use for Executive's own purposes any

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Confidential Information without the prior written consent of the Board, unless and to the extent that (i) such information was otherwise available to Executive from a source other than the Company and (ii) the aforementioned matters become generally known to and available for use by the public other than as a result of Executive's acts or omissions. Executive shall deliver to the Company at the termination of the Employment Period, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) (i) constituting or containing the Confidential Information or Work Product (as defined below), or (ii) relating to the business of the Company or any Affiliate, in each case which Executive may then possess or have under Executive's control.

7.   <u>Inventions and Patents</u>.   Executive acknowledges that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable) which relate to the Company's or any of its Affiliates' actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive while employed by the Company and its Affiliates ("<u>Work Product</u>") belong to the Company or such Affiliate. Executive shall promptly disclose such Work Product to the Board and perform all actions reasonably requested by the Board (whether during or after the Employment Period) to establish and confirm such ownership (including, without limitation, assignments, consents, powers of attorney and other instruments).

8.   <u>Non-Compete, Non-Solicitation</u>.

        (a)   In further consideration of the compensation to be paid to Executive hereunder, Executive acknowledges that during Executive's employment with the Company after the date of this Agreement Executive will become familiar with the Company's trade secrets and with other Confidential Information concerning the Company and its Affiliates and that Executive's services shall be of special, unique and extraordinary value to the Company and its Affiliates. Therefore, Executive agrees that, during the period commencing on the Start Date and ending (i) on the first anniversary of the termination of the Employment Period, if the Employment Period is terminated by the Company, or (ii) on the second anniversary of the termination of the Employment Period, if the Employment Period is terminated by the Executive (the "<u>Noncompete Period</u>"), Executive shall not directly or indirectly own any interest in, manage, control, participate in, consult with, or render services for, any Person that is in any restaurant business whose protein sales in U.S. dollars is comprised of 50% or more of (x) pork and/or beef ribs and/or (y) other barbeque products. Nothing herein shall prohibit Executive from being a passive owner of not more than 2% of the outstanding stock of any class of a corporation which is publicly traded, so long as Executive has no active participation in the business of such corporation.

        (b)   During the Noncompete Period, Executive shall not directly, or indirectly through another entity, (i) induce or attempt to induce any employee of the Company or any Affiliate to leave the employ of the Company or such Affiliate, or in any way interfere with the relationship between the Company or any Affiliate and any employee thereof, (ii) hire any person who was an employee of the Company or any Affiliate at any time during the Employment Period or (iii) induce or attempt to induce any customer, supplier, licensee, licensor, franchisee or other business relation of the Company or any Affiliate to cease doing business with the Company or such Affiliate, or in any way interfere with the relationship between any such customer, supplier,

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E:\Home\KATHIETC\MSWORD\SEC\FY 2004\Head Employment Agreement Final.doc licensee, licensor, franchisee or business relation and the Company or any Affiliate (including, without limitation, making any negative statements or communications about the Company or its Affiliates).

9.   Enforcement. If, at the time of enforcement of Sections 6, 7 or 8 of this Agreement, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area. Because Executive's services are unique and because Executive has access to Confidential Information and Work Product, the parties hereto agree that money damages would not be an adequate remedy for any breach of this Agreement.   Therefore, in the event a breach or threatened breach of this Agreement, the Company or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).   In addition, in the event of an alleged breach or violation by Executive of Section 8, the Noncompete Period shall be tolled until such breach or violation has been duly cured.   Executive agrees that the restrictions contained in Section 8 are reasonable.

10.   Definitions. All references to a fiscal year refer to the Company's fiscal year.

         "Affiliate" means, with respect to any Person, any other Person controlling, controlled by, or under common control with such Person. For purposes of this Agreement, the term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with" as used with respect to any Person) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities, by contract or otherwise.

         "Board" means the board of directors of the Company.

         "Cause" means (i) the continued failure by Executive to perform duties which are within Executive's control, as reasonably and lawfully directed by the Board, which is not cured within five (5) days after Executive receives notice of such failure from the Board, (ii) gross negligence or willful misconduct by Executive in the performance of Executive's duties which, in the case of gross negligence, is not cured within five (5) days after Executive receives notice of such gross negligence from the Board, (iii) Executive's commission of a felony or other offense involving moral turpitude, or (iv) any material breach by Executive of this Agreement which is not cured within five (5) days after Executive receives notice of such breach from the Board.

         "Change of Ownership" is any event pursuant to which (i) any Person together with such Person's Affiliates (other than Sentinel and its Affiliates) collectively own at least 50% of the aggregate number of shares of the Company's Common Stock outstanding at any given time, or (ii) Sentinel and its Affiliates collectively cease to own at least 25% of the aggregate number of shares of the Company's Common Stock that they own on the date hereof (as adjusted for stock splits, stock dividends and recapitalization and for exchanges in connection with a merger, consolidation, reorganization or sale).

"Disability" means Executive's inability, due to illness, accident, injury, physical or mental incapacity or other disability, to carry out effectively Executive's duties and obligations to the Company under this Agreement or to participate effectively and actively in the management of the Company under this Agreement for a period of at least 90 consecutive days, as determined by Executive's physician and a physician appointed by the Company; provided that if such physicians disagree, Executive and the Company shall choose a mutually acceptable independent physician, whose determination on the matter shall be final.

"Good Reason Event" means (i) the failure of a successor to the Company to assume this Agreement, (ii) the Company's material breach of this Agreement which is not cured within five (5) days after the Company receives notice of such breach from Executive, (iii) the Company requiring, as a condition to Executive's continued employment with the Company, that Executive relocate more than 100 miles from his residence in Naples, Florida, or (iv) the assignment to Executive by the Board of duties materially inconsistent with Executive's title or a material reduction in the nature of Executive's responsibilities hereunder (provided that if Executive believes any duties assigned to him are materially inconsistent with Executive's title or if Executive believes the nature of his responsibilities has been materially reduced, Executive shall give the Board notice of such belief and the Board shall have 5 days to cure such assignment or reduction, provided that a failure to so cure shall not be an admission that the Board agrees with Executive's belief).

"Level 1 Proceeds" means the aggregate Net Proceeds with respect to a Sale of the Company which would make distributions available to the Company's equity holders such that Sentinel would actually receive up to 50% of the aggregate amount Sentinel had invested in the Company as of such Sale of the Company (after taking into account that a portion of such Net Proceeds would be paid to Executive as described in Section 5(i) hereof).

"Level 2 Proceeds" means (i) the aggregate Net Proceeds with respect to a Sale of the Company which would make distributions available to the Company's equity holders such that Sentinel would actually receive up to 75% of the aggregate amount Sentinel had invested in the Company as of such Sale of the Company (after taking into account that a portion of such Net Proceeds would be paid to Executive as described in Sections 5(i) and 5(ii) hereof), minus (ii) the Level 1 Proceeds; provided that the Level 2 Proceeds will in no event be less than zero.

"Level 3 Proceeds" means the aggregate Net Proceeds with respect to a Sale of the Company in excess of the sum of the Level 1 Proceeds and the Level 2 Proceeds.

"Net Proceeds" means (i) with respect to a Sale of the Company described in clause (ii) of the definition of Sale of the Company, the net cash proceeds of such Sale of the Company remaining in the Company for distribution to the Company's equity holders following the repayment of all debt and other liabilities owed by the Company and its Subsidiaries (including transaction fees and expenses), or (ii) with respect to a Sale of the Company described in clause (i) of the definition of Sale of the Company, the amount of cash proceeds which the Company's equity holders would receive with respect to such Sale of the Company after the repayment of all debt and other liabilities owed by the Company and its Subsidiaries (including transaction fees and expenses); provided that "Net Proceeds" shall be determined prior to the payment of any amounts described in Section 5 hereof; provided further that notwithstanding anything herein to the contrary, if Executive's employment with the Company terminates prior to the consummation of the first Sale of the Company after the Start Date, "Net Proceeds" shall

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mean an amount equal to 5.5 times the Company's twelve-month trailing EBITDA as of the date Executive's employment with the Company terminates, minus the amount of debt and other liabilities of the Company as of such date.

"Person" means any natural person, corporation, partnership, limited liability company, trust, unincorporated organization or other entity.

"Sale of the Company" means the first to occur of any transaction (i) following which there has been a Change of Ownership, or (ii) involving the sale of substantially all of the Company's assets determined on a consolidated basis.

"Sentinel" means, collectively, Sentinel Capital Partners, L.P. and Sentinel Capital Partners II, L.P..

"Start Date" means the date as mutually agreed to by the Company and Executive, which date shall not be later than June 23, 2003, on which Executive commences his employment with the Company; provided that Executive agrees to use his reasonable efforts to commence his employment with the Company as soon as is reasonably practicable after the date hereof.

"Subsidiary" means any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by the Company. For purposes hereof, the Company shall be deemed to have a majority ownership interest in a partnership, association or other business entity if the Company, directly or indirectly, is allocated a majority of partnership, association, or other business entity gains or losses, or is or controls the managing director or general partner (or Person having like authority) of such partnership, association or other business entity.

"Vesting Percentage" means, from time to time, (i) until the first anniversary of the Start Date, zero, or (ii) on or after the first anniversary of the Start Date, an amount, which shall in no event exceed 1.00, equal to the sum of (x) the quotient determined by dividing 1 by 3, and (y) the product of (a) the quotient determined by dividing 1 by 36, and (b) the number of full months elapsed as of the date of determination since the first anniversary of the Start Date; provided that the Vesting Percentage will be increased to 1.00 (if its below 1.00) if a Sale of the Company is consummated and Executive remains employed by the Company through the date of such Sale of the Company is consummated; provided further that notwithstanding the foregoing, the Vesting Percentage shall not increase (or decrease for that matter) at any time after the date on which Executive's employment with the Company terminates; provided further that notwithstanding the foregoing if Executive's employment with the Company is terminated by the Company at any time for Cause, the Vesting Percentage shall be reduced to zero.

11.   Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the Investors at the

addresses indicated in the Company's records and to the other recipients at the address indicated below:

If to Executive: David Head
                                    1655 Chinaberry Court
                                    Naples, FL 34105

If to the Company: Romacorp, Inc.
                                    c/o Sentinel Capital Partners, L.L.C.
                                    777 Third Avenue, 32nd Floor
                                    New York, New York 10022
                                    Attention: David S. Lobel
                                                          John F. McCormack

with copies (which
shall not constitute
notice to the Company) to: Sentinel Capital Partners, L.L.C.
                                    777 Third Avenue, 32nd Floor
                                    New York, New York 10022
                                    Attention: David S. Lobel
                                    John F. McCormack

                                    Kirkland & Ellis
                                    Citicorp Center
                                    153 East 53rd Street
                                    New York, New York 10022
                                    Attention: Frederick Tanne, Esq.

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when so delivered or sent or, if mailed, five days after deposit in the U.S. mail.

12.   <u>General Provisions</u>.

        (a)   <u>Transfers in Violation of Agreement</u>. Any transfer or attempted transfer of any Executive Securities in violation of any provision of this Agreement shall be void, and the Company shall not record such transfer on its books or treat any purported transferee of such Executive Securities as the owner of such shares for any purpose.

(b)   Attorneys' Fees. In the event either party brings a claim relating to the breach, interpretation or enforcement of this Agreement, the prevailing party shall be entitled to recover such party's reasonable attorneys fees and expenses with respect to such claim.

(c)   Survival. The termination or expiration of this Agreement or of Executive's employment with the Company shall not effect the enforceability of the rights and obligations of the parties under this Agreement.

(d)   Indemnification. To the extent Executive is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that Executive is or was a director or officer of the Company, shall be indemnified and held harmless by the Company (i) to the fullest extent which it is empowered to do so by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, and/or (ii) to the extent it is required to do so by applicable law, the Company's organizational documents, or otherwise, against all expense, liability and loss (including attorneys' fees actually and reasonably incurred by Executive in connection with such proceeding); provided, however, that the Company shall indemnify Executive in connection with a proceeding initiated by Executive only if such proceeding was authorized by the Board.

(e)   Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(f)   Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(g)   Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

(h)   Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by Executive, the Company, the Investors and their respective successors and assigns (including subsequent holders of Executive Securities); provided that the rights and obligations of Executive under this Agreement shall not be assignable except in connection with a permitted transfer of Executive Securities hereunder.

(i)   Choice of Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Texas or

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any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

       (j)   <u>Remedies</u>. Each of the parties to this Agreement shall be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

       (k)   <u>Amendment and Waiver</u>. The provisions of this Agreement may be amended and waived only with the prior written consent of the Company and Executive.

*   *   *   *   *

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

Romacorp, Inc.

By: /s/David S. Lobel
David S. Lobel

Its: Chairman of the Board of Directors

/s/David W. Head
David W. Head